Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 Tel. +1.202.739.3000 Fax: +1.202.739.3001 www.morganlewis.com

Sean M. Donahue

Partner

+1.202.739.5658

sean.donahue@morganlewis.com

May 5, 2021

VIA EDGAR AS CORRESPONDENCE

Valian A. Afshar, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions 100 F Street, N.E. Washington, D.C. 20549

Re:	Aptevo Therapeutics Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on April 28, 2021

File No. 001-37746

Dear Mr. Afshar:

On behalf of Aptevo Therapeutics Inc., a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated May 4, 2021 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Such filing relates to the Company’s proxy solicitation in connection with the 2021 Annual Meeting of the Company’s stockholders (the “Annual Meeting”).

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter.

Valian A. Afshar, Esq.

May 5, 2021

Preliminary Proxy Statement Filed April 28, 2021

Questions and Answers About These Proxy Materials and Voting, page 1

1.

We note that you describe Proposal 1 as the “[e]lection of the two director nominees named in this proxy statement to serve on the Board until the 2024 annual meeting of stockholders.” Notwithstanding the references elsewhere in the proxy statement to Tang Capital’s competing slate of director nominees, please revise the description of Proposal 1 to remove the implication that the Company’s two director nominees are the only two candidates for whom shareholders can vote at the Annual Meeting.

Response: The Company acknowledges the Staff’s comment and will revise the Proxy Statement to delete all references to the two director nominees “named in this proxy statement” so as to remove any implication that the Company’s two director nominees are the only two candidates for whom shareholders can vote at the Annual Meeting.

2.

We note the following statement on page 4: “Because the Annual Meeting is expected to be the subject of a contested solicitation all proposals at the Annual Meeting are considered ‘non-routine’ and therefore your bank, broker or other nominee does not have the authority to vote on a proposal at the Annual Meeting if you do not provide voting instructions with respect to such proposal.” Please provide us with the legal basis for this statement, including with respect to any routine proposals that are not specifically contested at the Annual Meeting. In your response, please address NYSE Rule 452.13.

Response: New York Stock Exchange (NYSE) Rule 452 specifies when banks, brokers and other nominee holders (collectively, “custodians”) may authorize submitting a proxy on behalf of the beneficial owner. The Company believes that pursuant to Rule 452, custodians may not exercise discretionary voting authority with respect to any proposal on a proxy that is the subject of a counter-solicitation, whether such proposal is routine or non-routine, and whether such proposal is contested or uncontested. In this regard, Rule 452.11(2) provides that “a member organization may not give or authorize a proxy to vote without instructions from beneficial owners when the matter to be voted upon … is the subject of a counter-solicitation, or is part of a proposal made by a stockholder which is being opposed by management (i.e., a contest)”.

Moreover, the Company believes that custodians are also bound by Rule 402.08 contained in the NYSE’s Listed Company Manual. NYSE Listed Company Manual Rule 402.08(B)2. provides that “a member organization may not give or authorize a proxy to vote without instructions from beneficial owners when the matter to be voted upon … is the subject of a counter-solicitation, or is part of a proposal made by a stockholder which is being opposed by management (i.e., a contest)”.

Valian A. Afshar, Esq.

May 5, 2021

Based on the foregoing, the Company believes that all proposals in a proxy contest are non-discretionary with respect to the voting shares held for beneficial owners by custodians. The Company further believes that the language in Rules 452 and 402.08 regarding counter-solicitations governs the conduct of member organizations’ discretionary voting in a proxy contest such that discretionary voting is not governed by NYSE Rule 452.13 in a proxy contest. The Company believes that Rule 452.13 does not enable custodians to exercise discretionary authority with respect to any proposal, including proposals that would otherwise be deemed routine, when there is a counter-solicitation, i.e., a contest, and thus believes the disclosure provided in the Proxy Statement cited by the Staff in this Comment 2 is accurate.

3.

We note the following statements on page 7: “Only votes ‘For’ or ‘Withheld’ will affect the outcome. Broker non-votes, if any, will have no effect.” Please clarify how votes “Withheld” will affect the outcome of the Director Election Proposal in light of your earlier statement that “the two director nominees receiving the most ‘For’ votes from the holders of shares present at the meeting or represented by proxy and entitled to vote on the election of the directors will be elected.”

Response: The Company acknowledges the Staff’s comment and will revise the Proxy Statement to indicate that votes “Withheld” will have no effect on the outcome of the Director Election Proposal.

Proposal 1 Election of Directors, page 13

4.

We note the following statement: “The enclosed BLUE proxy card will not be voted for more than two candidates or for anyone other than the Board’s nominees or designated substitutes.” Please confirm that in the event that the Board selects a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Item 5(b) and 7 of Schedule 14A with respect to the nominee.

Response: The Company hereby confirms that in the event that the Board selects a substitute nominee prior to the Annual Meeting, it will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Item 5(b) and 7 of Schedule 14A with respect to the nominee.

*    *    *    *    * *

Valian A. Afshar, Esq.

May 5, 2021

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Sean M. Donahue of Morgan, Lewis & Bockius LLP by telephone at (202) 739-5658 or via email at sean.donahue@morganlewis.com.

Sincerely,

/s/ Sean M. Donahue
Sean M. Donahue

cc:	Heather Boussios

VP, Legal and Acting General Counsel